Novogen and Genea Announce Partnership to Investigate Promising New Approach to Neurodegenerative Diseases

SYDNEY, May 2, 2014 /PRNewswire/ -- Novogen Limited (NASDAQ: NVGN, ASX: NRT;), an oncology drug development company, today announced a collaboration with Australian company, Genea Biocells, to accelerate testing of their super-benzopyran (SBP) drugs for degenerative diseases of the nervous system and muscles.

Preliminary research conducted by both companies found that super-benzopyrans appear to be effective at promoting the 'normalization' of stem cells associated with some forms of neurodegeneration and muscular dystrophy, genetic disorders which result in progressive deterioration of brain function or muscle strength and function.

"SBPs have already been shown to be highly effective at killing cancer stem cells, which were previously considered resistant to anti-cancer therapy. But in some of our studies, we found in certain instances, some of these drugs actually appeared to normalise both the behaviour and appearance of the cancer cells. It was that observation that set us on the path to testing their ability to do the same thing with stem cells carrying genetic disorders," said Dr. Graham Kelly, CEO of Novogen.

Genea Biocells is a world leader in the field of embryonic stem cells with genetic disorders. The cells have been sourced from embryos donated by couples undergoing in vitro fertilisation and pre-implantation genetic diagnosis (PGD). PGD enables the genetic testing of embryos before they are implanted to make sure babies born are not affected by a genetic disease. Genea is using those stem cell lines to test compounds to identify potential clinical development candidates.

"Super-benzopyrans are the first drug class we have seen with the ability to selectively modulate misbehaving stem cells," said Dr. Uli Schmidt, General Manager of Genea Biocells.

"Effected embryos identified during the PGD process cannot be used for implantation but can instead be donated by patients to develop stem cell lines carrying the genetic disease. These disease-specific cell lines can now be used to test the effectiveness of exciting new compounds that are thought to counteract the disease. The testing of new molecules on individual stem cells holds great promise in the pursuit of new therapies," Dr. Schmidt said. "The collaboration with Novogen opens up an entirely new opportunity for the development of therapies for some of the most debilitating and life-threatening diseases and disorders in children and adults."

Novogen will partner with Genea Biocells to test the molecules in laboratory models across a range of degenerative diseases including infantile neuraxonal dystrophy, fascioscapularhumeral dystrophy, amyotrophic lateral sclerosis (motor neurone disease), Sanfillipo syndrome and Alzheimer's Disease.

The collaboration is on the basis of pooling respective resources, with each company retaining its own intellectual property rights and commercial opportunities.

About Novogen
Novogen is a public, Australian biotechnology company whose shares trade on both the Australian Securities Exchange ('NRT') and NASDAQ ('NVGN'). The Company is based in Sydney, Australia, and with a U.S. office in New Haven, Connecticut. The Company has two main drug technology platforms known as super-benzopyrans (SBP) and anti-tropomyosins (ATM). SBP drugs target cancer stem cells and are being developed for the treatment of ovarian cancer and glioblastoma. ATM drugs target the cancer cell cytoskeleton and are being developed for the treatment of melanoma, prostate cancer, ovarian cancer and neuroblastoma. Novogen has entered into a joint venture with Yale University known as CanTx Inc. with the aim of developing an intra-peritoneal product for cancers such as ovarian cancer that are limited to the abdomen.

Further information is available on the Company's website, www.novogen.com.

About Genea Biocells
Genea Biocells Pty Ltd develops unique human stem cell tools to advance research and drug discovery in areas of unmet medical need. Genea Biocells offeres specialized contract research services and custom-developed, cell-based assay solutions in drug development. It also supplies application-ready, disease-affected and control differentiated cell types as well as culture media and pluripotent stem cell lines.

Contact

In the USA
Lazar Partners
David Carey (investors)
Hollister Hovey/Allison Parks (media)
+1 212-867-1762
Novogen@lazarpartners.com

In Australia and ROW
Instinctif Partners
Dr. Douglas Pretsell (Australia)
+61 (0)3 9657 0706

Sue Charles/Stefanie Bacher (ROW)
+44 (0)20 7457 2020
Novogen@instinctif.com

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